First Quarter Report

FOR THE PERIOD ENDING AUGUST 31, 2007

medicure

A HEART FOR LIFE

Message to Shareholders, October 2007

It is my pleasure to share with you Medicure’s clinical and corporate accomplishments since our last quarterly report.

Clinically, we exceeded our initial projections by two months by completing enrollment of the Phase 3 MEND-CABG II study, which is evaluating the safety and cardioprotective efficacy of Medicure’s FDA Fast Tracked product MC-1 in patients undergoing coronary artery bypass graft (CABG) surgery.

Corporately, we strengthened our financial position by raising gross proceeds of US$41 million in two separate financings. This funding was critical as we move closer towards our data delivery date for MEND-CABG II, which we anticipate will be in the first quarter of calendar 2008.

Finally, the Company moved forward with some key strategic decisions that we believe will support long-term revenue growth for AGGRASTAT®.

Clinical Update
In September, Medicure announced that it completed enrollment for its MEND-CABG II trial two months earlier than we had forecast. The completion of patient enrollment in MEND-CABG II is a testament to the support and confidence of the clinical investigators and patients participating in the trial, and also speaks to our clinical team’s ability to deliver. We believe MC-1 represents an important advancement in the care of CABG surgery patients, and could become the first cardioprotective therapy approved to reduce mortality and morbidity in this patient population.

In August, Medicure announced its second successful Data Safety Monitoring Board review for the Phase 3 Mend-CABG II trial. This positive recommendation by the DSMB to continue the trial provides further substantiation of the safety profile of MC-1.

In July, the Company announced that positive AGGRASTAT® results were featured in the Journal of the American College of Cardiology. The two-year, follow-up results from the STRATEGY (Single High-Dose Bolus Tirofiban and Sirolimus-Eluting Stent Versus Abciximab and Bare Metal Stent In Acute Myocardial Infarction) study outlined the potential benefit of AGGRASTAT® (tirofiban hydrochloride) plus sirolimus-eluting stent (SES) versus Reopro(R) (abciximab) plus bare-metal stent (BMS) in the prevention of the cumulative incidence of death, myocardial infarction (MI), or target vessel revascularization (TVR) in acute myocardial infarction patients after two years.

Later in July, Medicure announced that positive AGGRASTAT® results versus Integrilin® would be featured in the American Heart Journal. The article outlined a higher degree of platelet inhibition with high-dose AGGRASTAT(R) versus double-bolus INTEGRILIN® at 10 minutes (p=0.003) and at 6 to 8 hours (p less than 0.001) in patients undergoing elective high-risk PCI. In addition, the study demonstrated that significantly more patients achieved greater than 95% inhibition of platelet aggregation (IPA) with the high-dose AGGRASTAT® regimen

In June, the results from our Phase 2 MEND-CABG trial were featured in a peer-reviewed article in The Journal of Thoracic and Cardiovascular Surgery. The article outlined evidence of MC-1's potential efficacy in reducing ischemic reperfusion injury. Additionally, the article presented further detail, background information and analysis of Medicure's positive MEND-CABG study.

Financing Update
Subsequent to the end of the quarter, Medicure solidified its cash position through the completion of two financings totaling US$41 million.

Under the terms of the first agreement, Birmingham Associates Ltd., an affiliate of Elliott Associates, L.P. provided Medicure with an upfront cash payment of US$25 million. Elliott will receive an escalating minimum annual return starting at US$2.5 million based on AGGRASTAT® revenue or MC-1 until May 31, 2020. Elliott will also receive the option to convert its rights based on AGGRASTAT® to MC-1 within six months after MC-1's commercialization, if achieved.

The agreement with Elliott features an innovative financing structure that provides Medicure with the necessary capital to complete the Phase 3 MEND-CABG II study of MC-1. We believe the proposed structure with Elliott significantly minimizes dilution to existing shareholders and provides validation from a sophisticated investor as to the potential of MC-1 and AGGRASTAT®.

In a separate transaction Medicure raised total gross proceeds of US$16 million. Under terms of the Agreement, Medicure issued approximately 13.9 million common shares at a price of US$1.15, together with warrants, to purchase approximately 4.17 million additional common shares. The warrants have a five-year term and an exercise price of US$1.50.

AGGRASTAT® Update
During Medicure’s first quarter of fiscal 2008, the Company moved forward with some key strategic decisions that we believe will support long-term revenue growth for AGGRASTAT®. This included transitioning our sales force from a contract sales organization to an internally-managed and more cost-effective operation in the first quarter. We were also able to attract top sales talent from leading organizations, including the recent addition of Brian Best as our Vice President of Marketing, as part of an ongoing recruiting process that we believe will help stabilize and ultimately grow AGGRASTAT® revenues.

While the reconfiguration of our commercial operations may have contributed to short-term decline in AGGRASTAT® revenues during the quarter, we’re confident that we have the core team and strategy in place to be successful.

I would like to thank you, our shareholders, for your continued support.

Yours sincerely,

Albert D. Friesen, Ph.D
Chairman, President and Chief Executive Officer

October 11, 2007

Management’s Discussion & Analysis of Financial Condition and Results of Operations
For The Three Month Period Ended August 31, 2007

The following discussion and analysis should be read in conjunction with the unaudited consolidated financial statements and related notes included herein that are prepared in accordance with Canadian generally accepted accounting principles. This discussion and analysis provides an update to the Management’s Discussion and Analysis and financial statements contained in our 2007 Annual Report and should be read in conjunction with these documents. All amounts are expressed in Canadian dollars unless otherwise noted. The Company’s fiscal year end is May 31.

Overview
Medicure Inc. is a biopharmaceutical company focused on the discovery and development of therapeutics for various large-market, unmet cardiovascular needs.

The following table summarizes our clinical product candidates, their therapeutic focus and their stage of development.

Product Candidate	Therapeutic focus	Status
AGGRASTAT®	Acute Coronary Syndrome	Currently marketed
MC-1	Coronary Artery Bypass	Phase 3
Graft Surgery
MC-1	Acute Coronary Syndrome	Phase 2 complete*
MC-1	Stroke	Phase 1 complete
MC-4232	Diabetes/Hypertension	Phase 2 complete
MC-4262	Metabolic Syndrome/Hypertension	Phase 1 complete

* Completed MEND-1 angioplasty study, but intend to develop for related indication of ACS.

In fiscal 2007, the Company acquired the U.S. rights to its first commercial product, AGGRASTAT® Injection (tirofiban hydrochloride) in the United States and its territories (Puerto Rico, Virgin Islands, and Guam). AGGRASTAT®, a glycoprotein GP IIb/IIIa receptor antagonist, is used for the treatment of acute coronary syndrome (ACS) including unstable angina, which is characterized by chest pain when one is at rest, and non-Q-wave myocardial infarction (MI). The Company launched product sales and marketing efforts, with a targeted, dedicated cardiovascular sales force and medical science liaison organization during the second quarter of fiscal 2007. AGGRASTAT® was not being actively promoted at the time of acquisition. AGGRASTAT® is complementary to the Company’s cardiovascular strategy and provides the Company with a presence in the marketplace.

The Company’s research and development program is currently focused on the clinical development of the Company’s lead clinical products, MC-1 and MC-4232, and the discovery and development of other drug candidates.

MC-1 is a natural compound that is being developed as a treatment to reduce injury from blockages of blood to the heart (i.e. myocardial ischemia, associated with heart attacks, angina and arrhythmia) and the brain (i.e. ischemic stroke) and to prevent injury from ischemic reperfusion injury. Ischemic reperfusion injury occurs when blood flow to an organ is suddenly resumed following a stoppage, as occurs during medical procedures such as heart surgery. The results from the Phase 2 MEND-1 and MEND-CABG studies demonstrated the cardioprotective effects and safety of MC-1 in high-risk patients undergoing angioplasty and bypass surgery, respectively.

The Company's second product candidate, MC-4232, is a novel combination drug for the treatment of patients with coexisting diabetes and hypertension. The coexisting conditions present a major increase in risk of cardiovascular complications, including coronary artery disease, peripheral artery disease, retinopathy, nephropathy and stroke. MC-4232 combines MC-1's cardioprotective properties with the ACE Inhibitor, lisinopril, one of the most common forms of hypertensive therapy. The results from the Phase 2 clinical trial, MATCHED, demonstrated the positive clinical effects of MC-4232 on important primary and secondary blood pressure and metabolic endpoints.

The Company has also initiated the development program for its second combination product, MC-4262, a drug combining MC-1 and an Angiotensin Receptor Blocker (ARB), one of the world's ten largest pharmaceutical drug classes by revenue. The patented new product is being developed for use in the treatment of hypertension in patients whose condition is complicated with metabolic syndrome resulting in increased cardiovascular risk.

Metabolic syndrome is a cluster of disorders that include obesity, high blood pressure, elevated blood sugar and hyperlipidemia. The American Heart Association estimates that approximately one-quarter of adults in the United States, close to 50 million people, have this condition.

In parallel to the development of these clinical candidates, the Company has focused on designing and developing novel therapeutics to offer improved treatment for cardiovascular and cerebrovascular diseases through its drug discovery program. Its objective is to discover and in-license new drug candidates for advancement into clinical development and commercialization. The Company has already produced several groups of candidate compounds and plans to build a pipeline of additional preclinical products over the next several years. Some of the Company’s new compounds have shown positive effects in in vitro and in vivo efficacy studies and are being studied further to evaluate their commercial potential.

Critical Accounting Estimates and Changes in Accounting Policies

The Company’s consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). A reconciliation of material measurement differences to generally accepted accounting principles in the United States (“US GAAP”) is presented in note 8 to the unaudited consolidated financial statements for the three month period ended August 31, 2007. These accounting principles require us to make certain estimates and assumptions. Management believes that the estimates and assumptions upon which the Company relies are reasonable based upon information available at the time these estimates and assumptions are made. Actual results could differ from these estimates. Future estimates and assumptions may lead to different judgments than those applied in the preparation of these consolidated financial statements. Areas of significant estimates include revenue recognition, research and development costs, clinical trial expenses, the assessment of net recoverable value of intangible assets, income taxes and stock-based compensation.

Changes in Accounting Policies

On June 1, 2007, the Company prospectively adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1530 “Comprehensive Income” (“Section 1530”), CICA Handbook Section 3855 “Financial Instruments – Recognition and Measurement” (“Section 3855”), CICA Handbook Section 3861 “Financial Instruments – Disclosure and Presentation” (“Section 3861”), CICA Handbook Section 3865 “Hedges” (“Section 3865”), and CICA Handbook Section 3251 “Equity” (“Section 3251”). These new accounting standards, which apply to fiscal years beginning on or after October 1, 2006, provide comprehensive requirements for the recognition and measurement of financial instruments, as well as standards on when and how hedge accounting may be applied.

Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity resulting from transactions and other events from non-owner sources. The Company does not have any items that required separate recognition outside of net income; as a result, the adoption of this section did not have an impact on the Company’s financial statements.

Section 3855 and Section 3861 provide guidance on the recognition, measurement, presentation and disclosure of financial assets, financial liabilities and derivative financial instruments. These standards require financial assets and financial liabilities, including derivatives, to initially be recognized at fair value. Subsequent measurement is determined by the classification of each financial asset and liability.

Upon adoption of these new standards, the Company has made the following classifications:

Cash and cash equivalents are classified as “Held for trading”. They are measured at fair value and the gains or losses resulting from re-measurement at the end of each period are recognized in net loss for the period.

Accounts receivable are classified as “Loans and receivables”. They are measured at amortized cost using the effective interest rate method.

Accounts payable and accrued liabilities and long-term debt are classified as “Other financial liabilities”. They are measured at amortized cost using the effective interest rate method.

These new standards are to be applied without restatement of prior periods. Upon initial adoption, all adjustments to the carrying value of financial assets and financial liabilities shall be recognized as an adjustment to the opening balance of deficit or accumulated in other comprehensive income, depending on the classification of existing assets and liabilities. The above classifications had no material impact on the Company’s financial statements at the time of adoption.

Section 3865 establishes standards for when and how hedge accounting can be applied as well as disclosure requirements. The Company does not currently have a hedging program in place, so the adoption of this section did not have an impact on the Company’s financial statements.

Revenue recognition
The Company recognizes product revenue when substantially all of the risks and rewards of ownership have transferred to the customer and collection is reasonably assured. Depending on specific sales terms, revenue is recognized upon product delivery, upon customer acceptance and when no significant contractual obligations remain. As is common practice in the pharmaceutical industry, the Company’s sales are made to pharmaceutical wholesalers for further distribution to end consumers. As such, the Company’s product revenue recognized may be less or greater than underlying demand for the product.

Net sales reflect reduction of gross sales at the time of initial sales recognition for estimated wholesaler chargebacks, discounts, allowances for product returns, and other rebates. In determining the amounts of certain of these allowances and accruals, the Company uses estimates. The Company estimates chargebacks, discounts, and other rebates using the following factors: contract prices and terms with customers, estimated customer and wholesaler inventory levels, and average contractual chargeback rates.

Interest income is recognized as earned.

Research and development costs
All costs of research activities are expensed in the period in which they are incurred. Development costs are charged as an expense in the period incurred unless a development project meets stringent criteria for cost deferral and amortization. The Company assesses whether these costs have met the relevant criteria for deferral and amortization at each reporting date. No development costs have been deferred to date.

Clinical trial expenses
Clinical trial expenses are a component of the Company’s research and development costs. These expenses include fees paid to contract research organizations, clinical sites, and other organizations who conduct development activities on the Company’s behalf. The amount of clinical trial expenses recognized in a period related to clinical agreements are based on estimates of the work performed using an accrual basis of accounting. These estimates incorporate factors such as patient enrollment, services provided, contractual terms, and prior experience with similar contracts.

Intangible assets
Costs incurred in obtaining patents are capitalized and amortized upon issuance on a straight-line basis over the remaining legal life of the respective patents, being approximately twenty years, or their economic life, if shorter. The cost of servicing the Company’s patents is expensed as incurred. Intangible assets are recorded at acquisition cost and are amortized on a straight-line basis based on the following estimated useful lives:

Technology license	8 years
Patents	5-20 years
Trademark	10 years
Customer list	10 years

The Company determines the estimated useful lives of intangible assets based on a number of factors, including: legal, regulatory or contractual limitations; known technological advances; anticipated demand; and the existence or absence of competition. A significant change in any of these factors could require a revision of the expected useful life of the intangible asset, which could have a material impact on the Company’s results of operations through an increase to amortization.

On a regular basis, management reviews the valuation of intangible assets taking into consideration any events and circumstances which may impair their recoverable value including expected cash flows, the potential benefit the Company expects to derive from the costs incurred to date and the Company’s ongoing development plans. A change in any of these assumptions could produce a different fair value, which could have a material impact on the Company’s results of operations.

Income Taxes
The Company follows the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of substantive enactment. Given the Company’s history of net losses and expected future losses, the Company is of the opinion that it is more likely than not that these tax assets will not be realized in the foreseeable future and therefore, a full valuation allowance has been recorded against these income tax assets. As a result, no future income tax assets or liabilities are recorded on the Company’s balance sheets.

Stock-based compensation
The Company has a stock option plan for its directors, management, consultants, and employees. Compensation expense is recorded for stock options issued to employees and non employees using the fair value method. The Company must calculate the fair value of stock options issued and amortize the fair value to stock compensation expense over the vesting period, and adjust the amortization for stock option forfeitures and cancellations. The Company uses the Black-Scholes model to calculate the fair value of stock options issued which requires that certain assumptions including the expected life of the option and expected volatility of the stock be estimated at the time that the options are issued. The Company amortizes the fair value using the accelerated method over the vesting period of the options, generally a period of three years. The factors included in the Black-Scholes model are reasonably likely to change from period to period due to changes in the Company’s stock price and external factors, as further stock options are issued and as adjustments are made to previous calculations for unvested stock option forfeitures and cancellations.

The stock-based compensation recorded by the Company is a critical accounting estimate because of the value of compensation recorded, the volume of the Company’s stock option activity, and the many assumptions that are required to be made to calculate the compensation expense. The Black-Scholes model is not the only permitted model to calculate the fair value of stock options. A different model, such as the binomial model, as well as any changes to the assumptions made may result in a different stock compensation expense calculation. For the three month period ended August 31, 2007, the Company recorded stock compensation expense of $136,000 (three month period ended August 31, 2006 $185,000).

Selected Financial Information
The selected financial information provided below is derived from our unaudited quarterly financial statements for each of the last eight quarters.

(in thousands of CDN$ except per share data)	August 31, 2007	May 31, 2007	February 28, 2007	November 30, 2006
Product sales, net	479	1,724	2,522	1,419
Other income	306	448	467	287
Net loss	(15,083)	(13,999)	(8,365)	(6,093)
Loss per share	(0.13)	(0.12)	(0.08)	(0.06)
	August 31, 2006	May 31, 2006	February 28, 2006	November 30, 2005
Product sales, net	280	-	-	-
Other income	389	167	61	35
Net loss	(3,246)	(2,479)	(2,718)	(3,538)
Loss per share	(0.03)	(0.03)	(0.04)	(0.05)

The increase in the quarterly loss for the three month period ended August 31, 2007 as compared to the three month period ended May 31, 2007 was primarily the result of increasing Phase 3 costs related to MC-1 and a decrease in product sales for AGGRASTAT®. The Company’s increasing quarterly losses in the previous three fiscal quarters and compared to the three month period ended August 31, 2006 relates primarily to the initiation and enrollment of the Phase 3 MEND-CABG II clinical trial in the second quarter of fiscal 2007.

Results of Operations

Revenue
The change in revenue for the three month periods ended August 31, 2007 and 2006 is reflected in the following table:

	Three Months Ended
(in thousands of CDN$)	2008	2007	Increase (Decrease)

Product sales, net	479	280	199

Net product sales reflect reduction of gross sales at the time of initial sales recognition for estimated wholesaler chargebacks, returns and discounts. The Company currently sells AGGRASTAT® to drug wholesalers. These wholesalers subsequently sell AGGRASTAT® to the hospitals where health care providers administer the drug to patients. Wholesaler management decisions to increase or decrease their inventory of AGGRASTAT® may result in sales of AGGRASTAT® to wholesalers that do not track directly with demand for the product at hospitals.

Net product sales are higher for the three month period ended August 31, 2007 as compared to the same period in fiscal 2007 due to the Company acquiring the US rights to AGGRASTAT® near the end of the 2007 fiscal first quarter.

Total revenue for Medicure’s fourth quarter of fiscal 2007, which ended May 31, 2007 was $1,724,000. Net product sales declined from the prior quarter for several reasons including the reconfiguring of the Company’s commercial operations during the quarter. While the Company’s focus has been on stabilizing revenues, it was recognized that the initial commercial structure, which consisted of a contract sales organization (CSO) was not optimal as the Company was not able to maintain sufficient control and direction of the sales organization and have since transitioned to an internally managed and more cost effective operation. This transition will require additional time to fully implement and establish customer relationships in order to stabilize and eventually increase product revenues. The transition along with lower demand for the GP IIb/IIIa receptor antagonist class during the summer resulted in wholesaler inventory levels taking longer to draw down than initially anticipated. The Company reduced the wholesaler inventory levels during the first quarter and will continue to make adjustments as required. Finally, the Company’s estimate for customer chargebacks increased during the quarter which resulted in an additional decrease in net product sales.

Cost of goods sold
The change in cost of goods sold for the three month periods ended August 31, 2007 and 2006 is reflected in the following table:

	Three Months Ended
(in thousands of CDN$)	2008	2007	Increase (Decrease)

Cost of goods sold	37	9	28

Cost of goods sold represents direct product costs associated with AGGRASTAT® and royalties due to Merck & Co., Inc. based on net sales of AGGRASTAT®. Amortization of the related acquired AGGRASTAT® intangible assets is separately discussed below. Royalties are payable to Merck & Co., Inc., based on net sales of AGGRASTAT® and will continue until the expiration of the last to expire of the assigned patents. The calculation of royalties due is based on a sliding scale dependant on reaching certain net sales milestones.

The increase in cost of goods sold for the three month period ended August 31, 2007 compared to the same period in fiscal 2007 is due to the commencement of royalty payments to Merck & Co. on net sales of AGGRASTAT® in January 2007.

Selling, general and administrative
Selling, general and administrative expenses include salaries and related costs for those employees not directly involved in research and development. The expenditures are required to support sales and marketing efforts of AGGRASTAT® and ongoing business development and corporate stewardship activities. The balance also includes professional fees such as legal, audit, investor and public relations.

The change in selling, general and administrative expenditures for the three month periods ended August 31, 2007 and August 31, 2006 is reflected in the following table:

	Three Months Ended
(in thousands of CDN$)	2008	2007	Increase (Decrease)

Selling, general and administrative expenditures – AGGRASTAT®	2,121	318	1,803
Selling, general and administrative expenditures - Other	1,103	843	260
Total selling, general and administrative expenditures	3,224	1,161	2,063

Selling, general and administrative expenditures increased during the three month period ended August 31, 2007 as compared to the same period in fiscal 2007 primarily due to costs associated with the Company’s AGGRASTAT® operations. The Company acquired the US rights to AGGRASTAT® near the end of the first quarter of fiscal 2007 and did not have a sales force in place at this time, which resulted in much lower costs being incurred.

Research and Development
Research and development expenditures include costs associated with the Company’s clinical development and preclinical programs including salaries, research centre costs and monitoring costs. The Company expenses all research and development costs. Prepaid research and development costs are deferred, and represent advance payments under contractual arrangements for clinical activity outsourced to research centres.

The changes in research and development expenditures for the three month period ended August 31, 2007 and 2006 are reflected in the following table:

	Three Months Ended
(in thousands of CDN$)	2008	2007	Increase (Decrease)

Clinical trial programs	10,657	2,259	8,398
Pre-clinical programs	459	428	31
Other research and development costs	122	99	23
Total Research and Development expenditures	11,238	2,786	8,452

Research and development expenditures increased by $8,452,000 to $11,238,000 in the first quarter of fiscal 2008 as compared to $2,786,000 in the same period of fiscal 2007. As expected, research and development expenditures were significantly higher as compared to the same period in fiscal 2007 due to the initiation and commencement of enrollment of the Phase 3 MEND-CABG II clinical trial in the second quarter of fiscal 2007.

Clinical Trial Programs

As clinical products move towards commercialization, the investment in clinical development increases significantly. The investment associated with phase 3 clinical trials is generally substantially greater than that for phase 2 trials. This results from the increased numbers of clinical sites and patients that are required for phase 3 trials. The investment in the clinical products is expensed for accounting purposes and is the key driver of the Company’s losses, which are a direct result of advancing programs forward.

MC-1 CABG Program
During the first quarter we continued our clinical development of MC-1 for the treatment of Coronary Artery Bypass Graft (CABG) patients. Significant clinical results for the program are as follows:

The MEND-CABG Study: The study was a Phase 2 placebo controlled, double-blinded study of MC-1, designed to evaluate the potential of the Company's lead drug in reducing ischemic damage resulting from CABG procedures. The trial was conducted at 42 cardiac centres throughout Canada and the US and is managed by Montreal Heart Institute and Duke Clinical Research Institute (DCRI) and enrolled 901 patients. The Company reported positive top-line results up to post-operative day (POD) 30 in December 2005. Patients were also followed up to POD 90, which was 60 days after their last drug treatment. The treatment effect at POD 30 with MC-1 was maintained throughout the follow up period. The safety analysis from MEND-CABG also demonstrated MC-1 was safe and well tolerated.

The MEND-CABG II Study: The Company initiated a single confirmatory Phase 3 study in patients undergoing CABG procedures in the second quarter of fiscal 2007. The Company completed enrollment of the 3,000 patients in September 2007 for the MEND-CABG II trial. Over 130 cardiac centres throughout North America and Europe participated in the study, which is managed by Duke Clinical Research Institute (DCRI) and Montreal Heart Institute.

Cost incurred during the current quarter related to regulatory activity, patient costs, monitoring costs, laboratory tests, manufacturing costs and administration costs.

For the three month period ended August 31, 2007, total expenditures for the MEND-CABG program were $10,649,000 as compared to $2,208,000 for the same period in fiscal 2007.

MC-4232 Program
During the first quarter we continued our clinical development of MC-4232 for the treatment of patients with co-existing diabetes and hypertension. Significant clinical results for the program are as follows:

The MATCHED Study: The study evaluated MC-1 alone and in combination with an ACE inhibitor encompassing 120 patients with co-existing diabetes and hypertension. The study was designed as a Phase 2 trial to determine the optimal dose and endpoint for Phase 3 development of MC-4232. MATCHED was a randomized, parallel group, cross-over, double-blind, placebo-controlled comparison of 100, 300 or 1000 mg of MC-1 alone and in combination with 20 mg of lisinopril. The results demonstrated the positive clinical effects of MC-4232 on important primary and secondary blood pressure and metabolic endpoints.

Cost incurred during the current quarter related to data analysis and planning for future clinical development. For the three month period ended August 31, 2007, total expenditures for the MC-4232 program were $7,000 as compared to $51,000 for the same period in fiscal 2006.

Based on the positive results, the Company plans to advance the clinical development program of MC-4232.

Preclinical Programs

The objective of the Company’s drug discovery program is to develop new chemical entities with commercial potential to meet unmet cardiovascular and cerebrovascular market needs. Novel compounds produced by the medicinal chemistry program have advanced to pre-clinical studies to evaluate their potential for human cardiovascular disease. Promising compounds are advanced into further pre-clinical development towards commercialization and also provide a platform for developing an expanded library of related compounds.

One approach being undertaken is the design and synthesis of modified MC-1 mimetics to address ischemic reperfusion injury. The Company’s library of novel anti-ischemics includes MC-5422, a novel agent that has displayed potent capabilities of reducing damage from ischemic reperfusion. At the same time as the Company’s other anti-ischemics are being screened to evaluate their biological effect, the Company continues pre-clinical studies of MC-5422 with a view to future clinical testing.

The antithrombotic program focuses on the design of compounds to reduce platelet activation, adhesion and aggregation. Preliminary results have shown significant potential for the lead drug candidate in this program, MC-45308, in preventing blood clots. The compound has shown a unique property that demonstrates simultaneous antiplatelet and anticoagulant effects, which could be beneficial in the management strategy of cardiovascular diseases such as Myocardial Infarction (MI), stroke, Pulmonary Emboli (PE) and Peripheral Arterial Disease (PAD). The Company has announced positive results from preclinical studies involving MC-45308. The studies examined the anticoagulant and antiplatelet activities of MC-45308 in both in vitro and in vivo experiments.

Research and development expenses are expected to be consistent in the second quarter as compared to the first quarter of fiscal 2008. Research and development expenditures are expected to decline significantly upon completion of the MEND-CABG II study in the first quarter of calendar 2008.

Amortization
The change in amortization for the three month periods ended August 31, 2007 and 2006 is reflected in the following table:

	Three Months Ended
(in thousands of CDN$)	2008	2007	Increase (Decrease)

Amortization	802	137	665

The increase in amortization in the first quarter in fiscal 2008 compared to the same period in fiscal 2007 is the result of amortization associated with AGGRASTAT®, which was acquired near the end of the first quarter of 2007 and therefore, did not have a full period of amortization in this quarter.

Interest and Other Income
The change in interest and other income for the three month periods ended August 31, 2007 and 2006 is reflected in the following table:

	Three Months Ended
(in thousands of CDN$)	2008	2007	Increase (Decrease)

Interest and Other Income	306	389	(83)

The decrease in interest and other income in the first quarter of fiscal 2008 is the result of lower cash and cash equivalents balance as compared to the same period of the prior fiscal year. Investment income will continue to fluctuate in relation to cash and short term investment balances and interest yields.

Interest Expense
The change in interest expense for the three month periods ended August 31, 2007 and 2006 is reflected in the following table:

	Three Months Ended
(in thousands of CDN$)	2008	2007	Increase (Decrease)

Interest Expense	538	148	390

The increase in interest expense in the three month period ended August 31, 2007 as compared to the same period in fiscal 2007 is due to the term loan that the Company secured to finance the AGGRASTAT® acquisition in August 2006. The first quarter of fiscal 2007 included just one month of interest on the debt, whereas the current fiscal quarter includes a full quarter of interest.

Foreign Exchange Gain/Loss
The change in foreign exchange gain/loss for the three month periods ended August 31, 2007 and 2006 is reflected in the following table:

	Three Months Ended
(in thousands of CDN$)	2008	2007	Increase (Decrease)

Foreign Exchange Gain (Loss)	(29)	325	(354)

The small foreign exchange loss in the first quarter of fiscal 2008 is due to a slight decrease in the strength of the U.S. dollar relative to the Canadian dollar in the period. While the functional currency of the Company is the Canadian dollar, the Company is holding U.S. dollars to finance the U.S. dollar denominated clinical trial costs incurred as a result of the MEND-CABG II study and U.S denominated long-term debt.

Loss for the Period
The consolidated net loss for the three month periods ended August 31, 2007 and August 31, 2006 is reflected in the following table:

	Three Months Ended
(in thousands of CDN$, except per share data)	2008	2007	Increase (Decrease)

Loss for the period	15,083	3,246	11,837

Loss per share	0.13	0.03	0.10

As discussed above, the consolidated net loss resulted mainly from costs of the Company’s clinical development programs, primarily being the Phase 3 MEND-CABG II study. The Company expects to continue to incur a loss in future periods as it continues to invest in product research and development.

Liquidity and Capital Resources
Since the Company’s inception, it has financed operations primarily from public and private sales of equity, debt financing, the exercise of warrants and stock options, and interest on excess funds held.

Cash used in operating activities for the first quarter of fiscal 2008 was $11,258,000, compared to $3,737,000 for the same period in fiscal 2007. Cash used in operating activities was composed of net loss, add-backs or adjustments not involving cash and a net change in non-cash working items.

Cash used in financing activities for the first quarter of fiscal 2008 was $1,471,000, compared to cash provided of $17,223,000 for the same period in fiscal 2007. The net financing outflow in the first quarter of 2008 resulted from principal repayments of the term loan facility. The large cash inflow in the first quarter of fiscal 2007 was a result of the funding of the US$15,840,000 term loan facility related to the acquisition of AGGRASTAT®. In addition, the Company raised $60,000 from the exercise of stock options for the three month period ended August 31, 2007, compared to $17,000 for the three month period ended August 31, 2006.

Subsequent to the end of the quarter, the Company closed a private placement with investors raising gross proceeds of US$16 Million. Under the terms of the securities purchase agreements, the Company issued approximately 13.9 million common shares together with warrants to purchase approximately 4.2 million additional common shares (the common shares and warrants comprise the Units), at a price of US$1.15 per Unit. The warrants have a five year term and will have an exercise price of US$1.50 each.

In addition the Company closed a debt financing agreement to monetize a percentage of the Company’s current and potential future commercial revenues with Birmingham Associates Ltd., an affiliate of Elliott Associates, L.P. (Elliott) for a US$25 million up-front cash payment. Under the terms of the agreement, Elliott will receive an annual return that will be calculated as a percentage of AGGRASTAT® net sales subject to an escalating minimum annual return, until May 31, 2020. The minimum annual returns start at US$2.5 million in 2007 (prorated) and escalate to US$6.9 million in 2017. Elliott will also receive the option to convert its rights based on AGGRASTAT® to MC-1 within six months after MC-1’s commercialization, if achieved. Elliot shall also receive a minimum annual return of US$2.6 Million on MC-1 net sales, if approved until May 31, 2020. The exact percentage of AGGRASTAT® or MC-1 revenue that Elliott will receive is tiered and declines as certain revenue levels are achieved. Upon conversion to MC-1, Elliott is entitled to a blended return of approximately 7 percent on the first US$75 million in MC-1 revenues and 3 percent thereafter. Elliot’s participation rights shall be secured by a first security interest in the intellectual property rights of the Company in AGGRASTAT® and MC-1 (subject to certain specified MC-1 lien release terms), the proceeds derived from the commercialization of AGGRASTAT® and MC-1 (including without limitation any royalties receivable derived from any licensing of AGGRASTAT® and MC-1 to any third party and accounts receivable from the sale of AGGRASTAT® and MC-1 products), and all intellectual, proprietary and other rights (including without limitation contractual promotion and licensing rights and benefits) associated with, or derived from, AGGRASTAT® and MC-1. The Company will also issue Elliott ten-year warrants to purchase 1 million common shares at an exercise price of US$1.26.

In conjunction with the financing transactions described above, the Company has agreed to amendments with its existing lenders to certain of the covenants provided for in its credit agreement, dated August 8, 2006. The lenders and the Company have agreed:

(i)

By no later than April 30, 2008, the Company shall receive additional cash for working capital in a total aggregate amount of at least US$35 million from any and/or a combination of any of the sources described above, provided that (1) at least US$15 million of such aggregate amount must be received by the company no later than September 30, 2007 and (2) a further US$15 million of such aggregate amount must be received by the Company no later than February 28, 2008 and (3) a further US$5 million of such aggregate amount must be received by the company no later than April 30, 2008. The Company believes that it has met this requirement through the financing transactions described above.

(ii)	To amend the credit agreement to eliminate the minimum net revenue requirements from sales of AGGRASTAT® and remove the US$10 million minimum liquidity covenant.

(iii)

The Company will deposit US$12 million in a cash collateral account to be held by Merrill Lynch Capital Inc. (Merrill), for the benefit of Merrill and the lenders, and will repay US$1.9 million in principal on the term loan upon closing of the financing transactions described above.

(iv)

The Company will not be required to make any principal repayments on the term loan before the expiration of the term loan on February 1, 2010, except that Merrill, at its option, can require the Company to immediately repay US$2.0 million after September 17, 2008.

Cash used in investing activities for the first quarter of fiscal 2008 was $234,000, compared to $21,589,000 for the same period in fiscal 2007. The large decrease in cash used in investing activities in the first quarter of fiscal 2008 compared to fiscal 2007 is due to the Company’s acquisition of AGGRASTAT® in the first quarter of fiscal 2007.

At August 31, 2007 the Company had cash and cash equivalents totaling $18,807,000 as compared to $31,770,000 as of May 31, 2007.

The total number of common shares issued and outstanding at August 31, 2007 was 116,394,509 as compared to 116,314,509 at May 31, 2007.

As at October 11, 2007, the Company had 130,307,552 common shares outstanding and has granted 4,285,528 and 16,065,381 options and warrants, respectively, to purchase common shares.

Commitments
As at August 31, 2007 and in the normal course of business we have obligations to make future payments, representing contracts and other commitments that are known and committed.

	Contractual Obligations Payment Due By Period
(in thousands of CDN$)	Total	2008	2009-2010	2011-2012	Thereafter

Clinical Site Agreement Commitments	6,299	6,299	-	-	-
Clinical Research Organization Agreement Commitments	6,007	6,007	-	-	-
Purchase Agreement Commitments	3,387	1,076	2,311	-	-
Total	15,693	13,382	2,311	-	-

In conjunction with the acquisition of AGGRASTAT®, the Company entered into manufacturing and supply agreements to purchase a minimum quantity of AGGRASTAT® from third parties.

In addition to the contractual obligations disclosed above, the Company and its wholly-owned subsidiaries, have ongoing research and development agreements with third parties in the ordinary course of business. The agreements include the research and development of MC-1 and its related compounds.

The contracts with the clinical research organizations (CROs) are payable over the terms of the trials and timing of payments is largely dependent on various milestones being met, such as the number of patients recruited, number of monitoring visits conducted, the completion of certain data management activities, trial completion, and other trial-related activities. As at August 31, 2007, the Company is committed to fund up to a further $6,007,000 related to clinical research agreements with CROs.

The Company also entered into agreements with the clinical sites participating in the trials. The site agreements require payments over the course of the study based on various activities being completed by the site, such as patient visits and various testing and measurement activities required per the study protocol. The Company is also liable for the payment of certain pass through costs. A significant portion of the amounts due to the sites for these activities is not payable until after the completion of these activities. As at August 31, 2007, the Company is committed to fund up to an estimated $6,299,000 related to site agreements. The CRO and site agreements are cancellable upon termination notice.

In addition, as at August 31, 2007, the Company has committed to fund a further $28,565,000 in research and development activities under two development agreements with contract research organizations. The timing of expenditures and payments is largely at the discretion of the Company and the agreements may be terminated at any time provided thirty (30) days notice is provided.

As at August 31, 2007, the Company has provided a research advance of $200,000 (May 31, 2007 - $200,000) to one of the third parties disclosed above, which is non-interest bearing, unsecured and repayable on demand.

Guarantees
The Company periodically enters into research agreements with third parties that include indemnification provisions customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of claims arising from research and development activities undertaken on behalf of the Company. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions could be unlimited. These indemnification provisions generally survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying financial statements with respect to these indemnification obligations.

Royalties
The Company has granted royalties to third parties based on future commercial sales of MC-1, aggregating up to 3.9% on net sales. To date, no royalties are due and/or payable.

Royalties are payable to Merck & Co., Inc., based on net sales of AGGRASTAT® beginning in January 2007 and continuing until the expiration of the last to expire of the assigned patents, which is May 6, 2023. The calculation of royalties due is based on a sliding scale dependant on reaching certain net sales milestones and ranges between 5-20% of net sales as defined in the license agreement. Royalties due under the license agreement are included in cost of goods sold in the period in which the related sale is recognized.

Off-balance sheet arrangements
The Company does not have any off-balance sheet arrangements.

Financial Instruments
The Company is exposed to market risks related to changes in interest rates and foreign currency exchange rates. The fair values of cash and cash equivalents, accounts receivable, research advance and accounts payable and accrued liabilities approximate their carrying values due to their short term to maturity. The fair value of the long-term debt approximates its carrying value as it has a variable interest rate and the borrowing arrangement is comparable to current market terms and conditions for similar debt. The Company has entered into no futures or forward contracts as at August 31, 2007.

Related Party Transactions
During the three month periods ended August 31, 2007 and 2006 the Company paid companies controlled by a director, a total of $81,000 and $69,000, respectively, for office rent, supplies and consulting fees.

These transactions are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

Outlook
The Company expects to continue to incur operating losses as it proceeds with its clinical and drug discovery programs throughout fiscal 2008. Research and development expenses are expected to be higher in the second quarter of fiscal 2008 as compared to the same period in fiscal 2007. This increase in expenditures is expected to result from reaching full enrollment of the MEND-CABG II study in the second quarter of fiscal 2008.

It continues to be the Company’s plan to explore partnership opportunities for the clinical development and commercialization of MC-1. Such a partnership would provide funding for clinical development and a license agreement for the sale and distribution of the Company’s lead product in return for milestone payments and product royalties.

The Company believes it has sufficient resources to fund operations into fiscal 2009. However, funding requirements may vary depending on a number of factors including the progress of the Company’s research and development programs, the securing of a partnership, the revenues generated and expenses resulting from the Company’s AGGRASTAT® operations, the results of preclinical studies and clinical trials and changes in the focus and direction of the Company’s product development projects.

Depending upon the results of the Company’s AGGRASTAT® operations, research and development programs and the availability of financial resources, the Company could decide to accelerate, terminate, or cut back on certain areas of research and development, or commence new areas of research and development. These are complex decisions with the goal of optimizing investment returns and managing the cash burn rate. The Company does not presently know of any factors that would indicate that a change in strategy is needed in the next year.

The Company’s strategic focus in fiscal 2008 will be to move closer to regulatory approval for its lead product, MC-1 and its second product MC-4232, continue sales and marketing efforts of AGGRASTAT®, and develop several new drug candidates from the drug discovery group. In order to achieve these objectives, the Company may pursue alliances with healthcare companies that will provide research and development funding.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that information that is required to be disclosed in prescribed filings and reports that are filed with the Canadian securities regulatory authorities is recorded, processed, summarized and reported on a timely basis, and is accumulated and communicated to management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) as appropriate to allow timely decisions regarding required disclosure.

The CEO and CFO have designed the Company’s disclosure controls and procedures as of August 31, 2007 to provide reasonable assurance that material information relating to the Company was reported as required.

Internal Controls over Financial Reporting

The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles.

There were no changes to the Company’s internal controls over financial reporting during the three months ended August 31, 2007, which have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Additional Information
Additional information regarding the Company, including the Company’s Annual Report on Form 20-F, can be obtained on SEDAR (www.sedar.com).

Risks and Uncertainty
With the exception of AGGRASTAT®, all of the Company’s products and technologies are currently in the research and development stages. To obtain regulatory approvals for the Company’s clinical products and to achieve commercial success, human clinical trials must demonstrate that the products are safe for human use and that they show efficacy. Unsatisfactory results obtained from a particular study relating to one or more of the Company’s products may cause the Company to reduce or abandon its commitment to that program. The Company does not and may never have a commercially viable drug formulation approved for marketing of these clinical products.

In the near-term, a key driver of revenues will be our ability to successfully launch, and achieve market penetration of AGGRASTAT®. At the present time we are unable to estimate the level of revenues that we will realize from sales of AGGRASTAT® or from the other products that we may successfully develop and commercialize. We are therefore unable to estimate when we will achieve profitability, if at all.

The Company’s business, financial condition and results of operations will depend on its ability to obtain additional financing which may not be available under favorable terms, if at all. The ability of the Company to arrange such financing in the future and its ability to meet its obligations under outstanding debt financing arrangements will depend in part upon the prevailing capital market conditions as well as the business performance of the Company. If the Company’s capital resources are exhausted and adequate funds are not available, it may have to reduce substantially or eliminate expenditures for research and development, testing, production and marketing of its proposed products, or obtain funds through arrangements with corporate partners that require the Company to relinquish rights to certain of its technologies or products.

This “Management’s Discussion and Analysis of Financial Condition and Operations” contains forward-looking statements and information which may not be based on historical fact, including without limitation statements containing the words “believes,” “may,” “plan,” “will,” “estimate,” “continue,” “anticipates,” “intends,” “expects,” and similar expressions and the negative of such expressions. Such forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements and information. Such factors include, among others, the Company’s stage of development, lack of product revenues, additional capital requirements, risks associated with the completion of clinical trials and obtaining regulatory approval to market the Company’s products, the ability to protect its intellectual property, dependence on collaborative partners and the ability to meet its debt obligations. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements and information. The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements and information contained herein to reflect future results, events or developments, except as otherwise required by applicable law.

Additional risks and uncertainties relating to the Company and its business can be found in the “Risk Factors” section of its Annual Report on Form 20-F for the year ended May 31, 2007, which can be obtained on SEDAR (www.sedar.com).

MEDICURE INC.
Consolidated Balance Sheets
(Expressed in Canadian dollars)

	August 31,	May 31,
	2007	2007
	(Unaudited)
Assets

Current assets:
Cash and cash equivalents	$18,807,184	$31,770,320
Accounts receivable	786,277	2,048,260
Inventories	602,849	640,004
Research advance	200,000	200,000
Prepaid expenses	1,387,739	1,168,603
	21,784,049	35,827,187

Property and equipment	181,686	196,521
Intangible assets	22,859,344	23,412,131
Deferred debt issue expenses	–	349,963
	$44,825,079	$59,785,802

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable and accrued liabilities	$10,483,867	$8,536,869
Current portion of long-term debt (note 5)	2,534,880	6,160,896
	13,018,747	14,697,765

Long-term debt (note 5)	12,386,060	10,781,568

Shareholders’ equity:
Capital stock (note 4)	109,192,638	109,102,397
Contributed surplus	3,141,135	3,035,024
Deficit	(92,913,501)	(77,830,952)
	19,420,272	34,306,469

	$44,825,079	$59,785,802

MEDICURE INC.
Consolidated Statements of Operations and Comprehensive Loss
(Expressed in Canadian dollars)
(Unaudited)

For the three months ended

	August 31,	August 31,
	2007	2006

Revenue:
Product sales, net	$478,739	$279,987

Expenses:
Cost of goods sold, excluding amortization	36,758	9,494
Selling, general and administrative	3,223,590	1,160,599
Research and development (note 6)	11,237,618	2,785,522
Amortization	801,984	136,574
	15,299,950	4,092,189

Loss before the under noted	(14,821,211)	(3,812,202)

Other expenses (income):
Interest and other income	(306,244)	(389,439)
Interest expense	538,147	148,350
Foreign exchange loss (gain), net	29,435	(325,433)
	261,338	(566,522)

Loss for the period	(15,082,549)	(3,245,680)

Other comprehensive income	–	–

Comprehensive loss for the period	$(15,082,549)	$(3,245,680)

Basic and diluted loss per share	$(0.13)	$(0.03)

Weighted average number of common shares used in
computing basic and diluted loss per share	116,379,726	96,068,748

MEDICURE INC.
Consolidated Statements of Shareholders’ Equity
(Expressed in Canadian dollars)
(Unaudited)

For the three months ended

	August 31,	August 31,
	2007	2006

Capital Stock

Balance, beginning of period	$109,102,397	$81,226,634
Exercise of options for cash	90,241	90,319
Additional share issue costs related to
May 9, 2006 private placement	–	(61,219)
Balance, end of period	109,192,638	81,255,734

Contributed Surplus
Balance, beginning of period	3,035,024	2,070,670
Stock-based compensation	136,352	184,813
Options exercised – transferred to capital stock	(30,241)	(12,318)
Balance, end of period	3,141,135	2,243,165

Deficit
Balance, beginning of period	(77,830,952)	(46,127,566)
Net loss for the period	(15,082,549)	(3,245,680)
Balance, end of period	(92,913,501)	(49,373,246)

Total shareholders’ equity	$19,420,272	$34,125,653

MEDICURE INC.
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)
(Unaudited)

Three months ended

	August 31,	August 31,
	2007	2006

Cash provided by (used in):

Operating activities:
Loss for the period	$(15,082,549)	$(3,245,680)
Adjustments for:
Amortization of property and equipment	19,397	8,549
Amortization of intangible assets	782,587	128,024
Amortization of deferred debt issue expenses	61,623	9,912
Stock-based compensation	136,352	184,813
Change in the following:
Accounts receivable	1,261,983	(337,349)
Prepaid expenses	(219,136)	(397,166)
Inventories	37,155	(841,739)
Accounts payable and accrued liabilities	1,946,998	1,013,503
Unrealized foreign exchange gain
on long-term debt	(202,272)	(259,733)
	(11,257,862)	(3,736,866)

Investing activities:
Acquisition of property and equipment	(4,562)	(12,035)
Acquisition of intangible assets	(229,800)	(21,576,863)
	(234,362)	(21,588,898)

Financing activities:
Issuance of common shares and warrants, net of share issue costs	60,000	16,781
Proceeds from issuance of long-term debt	–	17,767,685
Repayments of long-term debt	(1,530,912)	–
Debt issue expenses	–	(561,016)
	(1,470,912)	17,223,450

Increase (decrease) in cash and cash equivalents	(12,963,136)	(8,102,314)

Cash and cash equivalents, beginning of period	31,770,320	34,920,433

Cash and cash equivalents, end of period	$18,807,184	$26,818,119

Supplementary information:
Interest paid	$500,825	$138,438
Interest received	292,193	336,769

Medicure Inc.

Notes to Consolidated Financial Statements
Three months ended August 31, 2007
(Unaudited)

1.	Basis of presentation:

The accompanying unaudited interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and on a basis consistent with the Company’s annual audited consolidated financial statements for the year ended May 31, 2007. The measurement principles applied are also in conformity, in all material respects, with accounting principles generally accepted in the United States of America ("U.S. GAAP") except as described in note 8 to the consolidated financial statements. These statements should be read in conjunction with the May 31, 2007 audited financial statements.

The current period’s financial statements include the operations of the Company for the three month period ended August 31, 2007.

These financial statements have been prepared assuming the Company will continue on a going concern basis. The Company has experienced operating losses and cash outflows from operations since its incorporation.

The Company’s ability to continue as a going concern is dependent on its ability to obtain sufficient funds to conduct its clinical trials, and to successfully commercialize its products. The outcome of these matters cannot be predicted at this time. These financial statements do not reflect adjustments to the carrying values of the assets and liabilities which may be required should the Company be unable to continue as a going concern.

2.	Nature of operations:

The Company is a biopharmaceutical company focused on the discovery and development of therapeutics for various large-market, unmet cardiovascular needs. In fiscal 2007, the Company acquired the U.S. rights to its first commercial product, AGGRASTAT® Injection (tirofiban hydrochloride) in the United States and its territories (Puerto Rico, U.S. Virgin Islands, and Guam). AGGRASTAT®, a glycoprotein GP IIb/IIIa receptor antagonist, is used for the treatment of acute coronary syndrome (ACS) including unstable angina, which is characterized by chest pain when one is at rest, and non-Q-wave myocardial infarction.

Prior to the acquisition of AGGRASTAT®, the company had no products in commercial production or use. As such, the company was considered to be a development-stage enterprise for accounting purposes prior to the acquisition.

The company’s research and development program is currently focused on the clinical development of the company’s lead clinical products, MC-1 and MC-4232, and the discovery and development of other drug candidates.

Medicure Inc.

Notes to Consolidated Financial Statements
Three months ended August 31, 2007
(Unaudited)

2.	Nature of operations (continued):

To date, the Company has financed its cash requirements primarily through share issuances, debt financing, investment tax credits, government grants and interest income. As the Company is continuing to further its pharmaceutical research of novel compounds, future losses are anticipated and additional financing will be required. The eventual profitability of the Company is dependent on many factors, including, but not limited to, successful development and market acceptance of its products, receiving the required regulatory approvals, the conclusion and implementation of applicable strategic and other alliances and adequate financing on a timely basis. There can be no assurance that required regulatory approvals will be received or, if received, will be received on a timely basis. In addition, pharmaceutical industries are subject to rapid and substantial technological change, which could reduce the marketability of the Company’s products or technology, and which requires ongoing issuance and maintenance of patents as well as continued investment in research and development. It is not possible to predict the outcome of the Company’s future research and development activities or the financing thereof.

In response to these factors and to support continued operations through the 2008 fiscal year, the Company closed the following agreements subsequent to August 31, 2007:

Subsequent to August 31, 2007 the Company entered into a securities purchase agreement with an unrelated investor to raise gross proceeds of US$16 million. Under the terms of the agreement, the Company issued approximately 13.9 million common shares together with warrants to purchase approximately 4.2 million additional common shares (the common shares and warrants comprise the Units), at a price of US$1.15 per Unit. The warrants have a five year term and will have an exercise price of US$1.50 each.

In September 2007, the Company closed a debt financing agreement to monetize a percentage of the Company’s current and potential future commercial revenues with Birmingham Associates Ltd., an affiliate of Elliott Associates, L.P. (Elliott) for a US$25 million up-front cash payment. Under the terms of the agreement, Elliott will receive an annual return that will be calculated as a percentage of AGGRASTAT® net sales subject to an escalating minimum annual return, until May 31, 2020. The minimum annual returns start at US$2.5 million in 2007 and escalate to US$6.9 million in 2017. Elliott will also receive the option to convert its rights based on AGGRASTAT® to MC-1 within six months after MC-1’s commercialization, if achieved. The exact percentage of AGGRASTAT® or MC-1 revenue that Elliott will receive is tiered and declines as certain revenue levels are achieved. Upon conversion to MC-1, Elliott is entitled to a blended return of approximately 7 percent on the first US$75 million in MC-1 revenues and 3 percent thereafter. Elliot shall also receive a minimum annual return of US$2.6 Million on MC-1 net sales, if approved until May 31, 2020. Elliot’s participation rights shall be secured by a first security interest in the intellectual property rights of the Company in AGGRASTAT® and MC-1 (subject to certain specified MC-1 lien release terms), the proceeds derived from the commercialization of AGGRASTAT® and MC-1 (including without limitation any royalties receivable derived from any licensing of AGGRASTAT® and MC-1 to any third party and accounts receivable from the sale of AGGRASTAT® and MC-1 products), and all intellectual, proprietary and other rights (including without limitation contractual promotion and licensing rights and benefits) associated with, or derived from, AGGRASTAT® and MC-1. The Company will also issue Elliott ten-year warrants to purchase 1 million common shares at an exercise price of US$1.26.

Medicure Inc.

Notes to Consolidated Financial Statements
Three months ended August 31, 2007
(Unaudited)

2.	Nature of operations (continued):

In conjunction with the financing transactions described above, the Company has agreed to amendments with its existing lenders to certain of the covenants provided for in its credit agreement, dated August 8, 2006. The lenders and the Company have agreed:

(i)

By no later than April 30, 2008, the Company shall receive additional cash for working capital in a total aggregate amount of at least US$35 million from any and/or a combination of any of the sources described above, provided that (1) at least US$15 million of such aggregate amount must be received by the Company no later than September 30, 2007 and (2) a further US$15 million of such aggregate amount must be received by the Company no later than February 28, 2008 and (3) a further US$5 million of such aggregate amount must be received by the Company no later than April 30, 2008. The Company believes that it has met this requirement through the financing transactions described above.

	(ii)	To amend the credit agreement to eliminate the minimum net revenue requirements from sales of AGGRASTAT® and remove the US$10 million minimum liquidity covenant.

(iii)

The Company will deposit US$12 million in a cash collateral account to be held by Merrill Lynch Capital Inc. (Merrill), for the benefit of Merrill and the lenders, and will repay US$1.9 million in principal on the term loan upon closing of the financing transactions described above.

(iv)

The Company will not be required to make any principal repayments on the term loan before the expiration of the term loan on February 1, 2010, except that Merrill, at its option, can require the Company to immediately repay US$2.0 million after September 17, 2008.

Medicure Inc.

Notes to Consolidated Financial Statements
Three months ended August 31, 2007
(Unaudited)

3.	Changes in accounting policies:

On June 1, 2007, the Company prospectively adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1530 “Comprehensive Income” (“Section 1530”), CICA Handbook Section 3855 “Financial Instruments – Recognition and Measurement” (“Section 3855”), CICA Handbook Section 3861 “Financial Instruments – Disclosure and Presentation” (“Section 3861”), CICA Handbook Section 3865 “Hedges” (“Section 3865”), and CICA Handbook Section 3251 “Equity” (“Section 3251”). These new accounting standards, which apply to fiscal years beginning on or after October 1, 2006, provide comprehensive requirements for the recognition and measurement of financial instruments, as well as standards on when and how hedge accounting may be applied.

Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity resulting from transactions and other events from non-owner sources. The Company does not have any items that required separate recognition outside of net income; as a result, the adoption of this section did not have an impact on the Company’s financial statements.

Section 3855 and Section 3861 provide guidance on the recognition, measurement, presentation and disclosure of financial assets, financial liabilities and derivative financial instruments. These standards require financial assets and financial liabilities, including derivatives, to initially be recognized at fair value. Subsequent measurement is determined by the classification of each financial asset and liability.

Upon adoption of these new standards, the Company has made the following classifications:

•

Cash and cash equivalents are classified as “Held for trading”. They are measured at fair value and the gains or losses resulting from re-measurement at the end of each period are recognized in net loss for the period.

	•	Accounts receivable are classified as “Loans and receivables”. They are measured at amortized cost using the effective interest rate method.

	•	Accounts payable and accrued liabilities and long-term debt are classified as “Other financial liabilities”. They are measured at amortized cost using the effective interest rate method.

These new standards are to be applied without restatement of prior periods. Upon initial adoption, all adjustments to the carrying value of financial assets and financial liabilities shall be recognized as an adjustment to the opening balance of deficit or accumulated in other comprehensive income, depending on the classification of existing assets and liabilities. The above classifications had no material impact on the Company’s financial statements at the time of adoption.

Section 3865 establishes standards for when and how hedge accounting can be applied as well as disclosure requirements. The Company does not currently have a hedging program in place, so the adoption of this section did not have an impact on the Company’s financial statements.

Medicure Inc.

Notes to Consolidated Financial Statements
Three months ended August 31, 2007
(Unaudited)

4.	Capital stock:

	(a)	Authorized:

The Company has authorized share capital of an unlimited number of common voting shares, an unlimited number of class A common shares and an unlimited number of preferred shares. The preferred shares may be issued in one or more series, and the directors may fix prior to each series issued, the designation, rights, privileges, restrictions and conditions attached to each series of preferred shares.

	(b)	Shares issued and outstanding are as follows:

Number of shares
Common shares:
Balance at May 31, 2007	116,314,509
Exercise of options for cash	80,000
Balance at August 31, 2007	116,394,509

(c)	Options:

The Company has a Stock Option Plan which is administered by the Board of Directors of the Company with stock options granted to directors, management, employees and consultants as a form of compensation. The number of common shares reserved for issuance of stock options is limited to a maximum of 7,200,000 common shares of the Company at any time. The stock options generally are subject to vesting over a period up to three years and have a maximum term of ten years.

A summary of the Company’s Stock Option Plan is as follows:

Three months ended August 31, 2007			Year ended May 31, 2007
		Weighted		Weighted
		average		average
	Shares	exercise price	Shares	exercise price

Balance, beginning of
period	4,235,528	$1.52	3,300,028	$1.41
Granted	205,000	1.42	1,355,500	1.65
Exercised	(80,000)	0.75	(345,000)	0.83
Cancelled or expired	(75,000)	1.63	(75,000)	1.37
Balance, end of period	4,285,528	$1.53	4,235,528	$1.52

Options exercisable, end
of period	2,366,361		2,318,028

Medicure Inc.

Notes to Consolidated Financial Statements
Three months ended August 31, 2007
(Unaudited)

4.	Capital stock (continued):

	August 31,	May 31,
	2007	2007

Weighted average fair value per unit of options
granted during the period at market value on
grant date	$0.89	$1.07
Weighted average fair value per unit of options
granted during the period at above market value
on grant date	–	–

Options outstanding at August 31, 2007 consist of the following:

Range of		Weighted average	Options outstanding
exercise	Number	remaining	weighted average	Number
prices	outstanding	contractual life	exercise price	exercisable

$0.75 – 1.95	4,035,528	6.1 years	$ 1.47	2,116,361
2.11 – 2.64	250,000	2.8 years	2.43	250,000

	4,285,528	5.9 years	$ 1.53	2,366,361

The compensation expense related to stock options granted under the Stock Option Plan during the three month periods ended August 31, 2007 and 2006 aggregated $136,352 and $184,813, respectively. The compensation expense was determined based on the fair value of the options at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

Expected option life	6.7 years
Risk-free interest rate	4.14%
Dividend yield	–
Expected volatility	65.95%

The cost of stock-based payments that are fully vested and non-forfeitable at the grant date is measured and recognized at that date. For awards that vest at the end of the vesting period, compensation cost is recognized on a straight-line basis over the vesting period. For awards that vest on a graded basis, compensation cost is recognized on a pro rata basis over the vesting period from the date of issuance.

Medicure Inc.

Notes to Consolidated Financial Statements
Three months ended August 31, 2007
(Unaudited)

4.	Capital stock (continued):

(d) Warrants:

				Granted		Granted
Issuee	Original	Value	May 31,	(Exercised)	May 31,	(Exercised)	August 31,
(Expiry date)	granted	per share	2006	(Cancelled)*	2007	(Cancelled)*	2007

104,110 units
(August 19, 2008)	104,110	1.18	104,110	-	104,110	-	104,110

2,602,750 units
(August 19, 2010)	2,602,750	1.18	2,602,750	-	2,602,750	-	2,602,750

4,000,000 units
(May 9, 2011)	4,000,000	US 2.10	4,000,000	-	4,000,000	-	4,000,000

3,984,608 units
(December 22, 2011)	3,984,608	US 1.70	-	3,984,608	3,984,608	-	3,984,608

The warrants were all issued together with common shares either under prospectus offerings or private placements with the fair value of the consideration received under the offerings allocated to the common shares issued.

The warrants expiring on May 9, 2011 and December 22, 2011 may be exercised, upon certain conditions being met, on a cashless basis based on a formula described in the warrant agreements.

(e)	Shareholder rights plan:

The Company has a shareholder rights plan, the primary objective of which is to ensure, to the extent possible, that all shareholders of the Company are treated fairly in connection with any takeover offer for the Company and to ensure that the Board of Directors is provided with sufficient time to evaluate unsolicited takeover bids and to explore and develop alternatives to maximize shareholder value.

5.	Long-term debt:

In August 2006, the Company obtained a term loan facility totalling US$15,840,000 from Merrill Lynch Capital Canada Inc, a division of Merrill Lynch Business Financial Services Inc., Silicon Valley Bank and Oxford Finance Corporation. Interest is payable monthly at one-month LIBOR plus 6.5 percent per annum. In September 2007, the Company amended the terms of the facility as outlined in Note 2.

Medicure Inc.

Notes to Consolidated Financial Statements
Three months ended August 31, 2007
(Unaudited)

5.	Long-term debt (continued):

Principal repayments to maturity are as follows:

2008	$2,534,880
2009	2,112,400
2010	10,562,000
Less: Deferred debt issue expenses (net of accumulated
amortization of $272,719)	(288,340)

$14,920,940

The term loan facility is secured by collateral, consisting of all financial, physical, and intangible assets of the Company and its subsidiaries.

6.	Commitments, contingencies and guarantees:

(a) Commitments

As at August 31, 2006 and in the normal course of business we have obligations to make future payments, representing contracts and other commitments that are known and committed.

Purchase
agreement
commitments

Contractual obligations payment due by fiscal period ending May 31:

2008	$1,076,268
2009	1,076,268
2010	1,234,698

$3,387,234

Medicure Inc.

Notes to Consolidated Financial Statements
Three months ended August 31, 2007
(Unaudited)

6.	Commitments, contingencies and guarantees (continued):

In conjunction with the acquisition of AGGRASTAT®, the Company entered into manufacturing and supply agreements to purchase a minimum quantity of AGGRASTAT® from a third party totaling a minimum of $3,387,234 over the term of the agreement, which expires in fiscal 2010.

In addition to the contractual obligation disclosed above, the Company and its wholly-owned subsidiaries, have ongoing research and development agreements with third parties in the ordinary course of business. The agreements include the research and development of MC-1 and its related compounds.

The contracts with the clinical research organizations (CROs) are payable over the terms of the trials and timing of payments is largely dependent on various milestones being met, such as the number of patients recruited, number of monitoring visits conducted, the completion of certain data management activities, trial completion, and other trial-related activities. As at August 31, 2007, the Company is committed to fund up to a further $6,007,000 related to clinical research agreements with CROs.

The Company also entered into agreements with the clinical sites participating in the trials. The site agreements require payments over the course of the study based on various activities being completed by the site, such as patient visits and various testing and measurement activities required per the study protocol. The Company is also liable for the payment of certain pass through costs. A significant portion of the amounts due to the sites for these activities is not payable until after the completion of these activities. As at August 31, 2007, the Company is committed to fund up to an estimated $6,299,000 related to site agreements. The CRO and site agreements are cancellable upon termination notice of 30, 60 or 90 days, depending upon the terms of the agreement.

In addition, as at August 31, 2007, the company has committed to fund a further $28,565,000 in research and development activities under two development agreements with contract research organizations. The timing of expenditures and payments is largely at the discretion of the company and the agreements may be terminated at any time provided 30 days notice is provided.

As at August 31, 2006, the Company has provided a research advance of $200,000 (May 31, 2006 - $200,000) to one of the third parties disclosed above, which is non-interest bearing, unsecured and repayable on demand.

Medicure Inc.

Notes to Consolidated Financial Statements
Three months ended August 31, 2007
(Unaudited)

6.	Commitments, contingencies and guarantees (continued):

	(b)	Guarantees

The Company periodically enters into research agreements with third parties that include indemnification provisions customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of claims arising from research and development activities undertaken on behalf of the Company. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions could be unlimited. These indemnification provisions generally survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying financial statements with respect to these indemnification obligations.

	(c)	Royalties

The Company has granted royalties to third parties based on future commercial sales of MC- 1, aggregating up to 3.9 percent on net sales. To date, no royalties are due and/or payable.

Royalties are payable to Merck & Co., Inc., based on net sales of AGGRASTAT® in the United States and its territories beginning in January 2007 and continuing until the expiration of the last to expire of the assigned patents, which is May 6, 2023. The calculation of royalties due is based on a sliding scale dependant on reaching certain net sales milestones and ranges between 5 and 20 percent of net sales as defined in the license agreement. Royalties due under the license agreement are included in cost of goods sold in the period in which the related sale is recognized.

7.	Related party transactions:

During the three month periods ended August 31, 2007 and August 31, 2006 the Company paid companies controlled by a director, a total of $81,253 and $68,753, respectively, for office rent, supplies and consulting fees. These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Medicure Inc.

Notes to Consolidated Financial Statements
Three months ended August 31, 2007
(Unaudited)

8.	Reconciliation of generally accepted accounting principles:

The Company prepares its consolidated financial statements in accordance with Canadian GAAP, the measurement principles of which, as applied in these consolidated financial statements, conform in all material respects to U.S. GAAP, except as follows:

	(a)	Intangible assets:

Under Canadian GAAP, the patent costs and acquired technologies which relate to products which have not yet received regulatory approval are included as an asset on the balance sheet. Under U.S. GAAP, amounts paid for intangible assets used solely in research and development activities with no alternative future use should be expensed as incurred. As a result of this difference in treatment, under U.S. GAAP, the patent costs and acquired technologies would have been recorded as a component of research and development expense in the year of incurrence. The effect of this difference is that for the three months ended August 31, 2007 and 2006, research and development expense would have increased by $229,800 and $117,782, respectively. Under U.S. GAAP, the amortization expense to be added back for the three months ended August 31, 2007 and 2006 is $53,658 and $49,206, respectively.

Summary:

The impact of significant variations to U.S. GAAP on the consolidated statement of operations and deficit are as follows:

	Three months ended
	August 31,	August 31,
	2007	2006

Loss for the period, Canadian GAAP	$(15,082,549)	(3,245,680)
Adjustments for the following:
Intangible assets (a)	(229,800)	(117,782)
Amortization of intangible assets (a)	53,658	49,206

Loss for the period, US GAAP	(15,258,691)	(3,314,256)

Basic and diluted loss per share	$(0.13)	$(0.03)

The impact of significant variations to U.S. GAAP on the consolidated balance sheet items are as follows:

	August 31,	May 31,
	2007	2007

Intangible assets	19,349,933	20,078,862
Capital stock and contributed surplus	128,578,427	128,382,255
Deficit	(112,667,746)	(97,409,055)

Medicure Inc.

Notes to Consolidated Financial Statements
Three months ended August 31, 2007
(Unaudited)

9.	Segmented information:

The Company considers that it operates in one business segment, the biopharmaceutical industry. Substantially all of the Company’s assets are located in Canada and Barbados and its operations are located primarily in Canada, the United States and Barbados. During the three month period ended August 31, 2007, 100% of product revenues were generated from sales of AGGRASTAT® in the United States, which was to six customers. Customer A accounted for 41%, Customer B accounted for 29%, Customer C accounted for 27%, and the remaining 3 customers accounted for 3%.

Property and equipment and intangible assets are located in the following countries:

	August 31,	May 31,
	2007	2007

Canada	$240,731	$251,543
Barbados	22,682,931	23,233,236
United States	117,368	123,873

10.	Comparative figures:

The comparative financial statements have been reclassified from statements previously presented to conform to the presentation of the current year financial statements.

medicure

Stock Listings
Medicure's shares are listed for trading on the Toronto Stock Exchange (TSX), under the symbol MPH, and on the American Stock Exchange (Amex) under the symbol MCU

Investor Relations & Public Inquiries
Adam Peeler
Manager, Investor & Public Relations
Toll Free: 1 888 435 2220 (ext. 256)

E-mail: apeeler@medicure.com

Medicure Inc.
4–1200 Waverley Street
Winnipeg, Manitoba
R3T 0P4 Canada

T 204 487 7412
F 204 488 9823
1 888 435 2220

info@medicure.com
www.medicure.com